UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: August 3, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Burlington Coat Factory Investments Holdings, Inc.

(Full Name of Registrant)

Not Applicable

(Former Name if Applicable)

1830 Route 130 North

Address of Principal Executive Office (Street and Number)

Burlington, New Jersey 08016

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Burlington Coat Factory Investments Holdings, Inc.’s (the “Company”) indirect parent company, Burlington Stores, Inc. (“Burlington Stores”) filed a registration statement on Form S-1 with the Securities and Exchange Commission (“SEC”) on June 27, 2013 (as subsequently amended, the “Registration Statement”). On September 16, 2013, in connection with the SEC’s review of the Registration Statement, Burlington Stores received a comment letter from the SEC regarding the Registration Statement. Certain of the comments in the letter relating to the Registration Statement are applicable to the Company’s Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended August 3, 2013. Because of the timing of the SEC comment letter and the Company’s desire to be responsive to the SEC’s comments that are applicable for its Form 10-Q, the Company will be unable to timely file its Form 10-Q without unreasonable effort or expense. It is expected that Company will file its Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert L. LaPenta, Jr.	609	387-7800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

BURLINGTON COAT FACTORY INVESTMENTS HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 17, 2013	BURLINGTON COAT FACTORY INVESTMENTS HOLDINGS, INC.

		By:	/s/ Robert L. LaPenta, Jr.
		Name:	Robert L. LaPenta, Jr.
		Title:	Vice President and Treasurer